Filed by Patterson-UTI Energy, Inc. Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Pioneer Energy Services Corp.
Commission File No.: 1-8182

The following is a copy of a slides used for a presentation to Pioneer Energy Services Corp. employees on July 7, 2021:

Patterson-UTI Energy, Inc.

Update Following Announcement

July 2021



PATTERSON-UTI ENERGY INC.

Forward-Looking Statements

This material and any oral statements made in connection with this material include "forward-looking statements" within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934. Statements made which provide the Company's or management's intentions, beliefs, expectations or predictions for the future are forward-looking statements and are inherently uncertain. The opinions, forecasts, projections or other statements other than statements of historical fact, including, without limitation, plans and objectives of management of the Company are forward-looking statements. It is important to note that actual results could differ materially from those discussed in such forward-looking statements. Important factors that could cause actual results to differ materially include the risk factors and other cautionary statements contained from time to time in the Company's SEC filings, which may be obtained by contacting the Company or the SEC. These filings are also available through the Company's web site at http://www.patenergy.com or through the SEC's Electronic Data Gathering and Analysis Retrieval System (EDGAR) at http://www.sec.gov. We undertake no obligation to publicly update or revise any forward-looking statement. Statements made in this presentation include non-U.S. GAAP financial measures. The required reconciliation to U.S. GAAP financial measures are included on our website and/or at the end of this presentation.

Additional Information

Important Information for Stockholders

In connection with the proposed transaction between Patterson-UTI Energy, Inc. ("Patterson-UTI") and Pioneer Energy Services Corp. ("Pioneer"), Patterson-UTI intends to file relevant materials with the SEC, including a Registration Statement on Form S-4 (the "Registration Statement"), which will include a proxy statement/prospectus. After the Registration Statement has been declared effective by the SEC, a definitive proxy statement/prospectus will be mailed to the stockholders of Pioneer. STOCKHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE PROPOSED TRANSACTION THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Such stockholders will be able to obtain free copies of the proxy statement/prospectus and other documents containing important information about Patterson-UTI and Pioneer once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Additional information is available on Patterson-UTI's website, www.patenergy.com.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Leadership - Board of Directors



Curtis W. Huff
Chairman of the Board of Directors
Chairman, Freebird Partners



Michael W. Conlon
Chair of Nominating and Governance
Retired Partner, Norton Rose Fulbright



Tiffany (TJ) Thom Cepak
Chair of Audit Committee
Director, Penn Virginia Corporation
Director, California Resources Corporation



Janeen S. Judah
Retired, Chevron Management
Director, Aethon Energy
Director, Crestwood



Terry H. Hunt
Chair of Compensation Committee
Retired President, Carnegie Natural Gas



William A. (Andy) Hendricks, Jr.
President and Chief Executive Officer
Previous Chairman, Intl. Assoc. of Drilling Contractors
Previous President, Schlumberger Drilling

Leadership – Executive Officers[1]



William A. (Andy) Hendricks, Jr.
President and Chief Executive Officer
Previous President, Schlumberger Drilling



Kenneth N. Berns
Exec VP and Chief Commercial Officer
Executive with REMY Investors



Mike Holcomb
President – Patterson-UTI Drilling



C. Andrew Smith
Exec VP and Chief Financial Officer
Previous CFO, Kirby Corp



Seth D. Wexler
Sr. VP, General Counsel & Secretary
Previous, Partner, Norton Rose Fulbright

[1] As reported in the Proxy

Patterson-UTI Core Values



- **Safety and Environment**
  - We are committed to providing a safe, incident-free work environment for all
- **Operational Excellence**
  - We deliver high-quality, value-added services and focus on innovative solutions in all aspects of our work
- **Honesty and Integrity**
  - We will act with honesty and integrity in everything we do
- **Diversity, Inclusion and Respect**
  - We are committed to workplace diversity and to fostering a culture of inclusion and respect
- **Development of our People**
  - We are committed to the growth and development of every employee
- **Profitable Business**
  - We are committed to delivering superior returns

Patterson-UTI History

1978
Cloyce A. Talbott and Glenn A. Patterson formed Patterson Drilling Company

UTI ENERGY CORP.

1980
Universal was formed

1986
Drilling and pumping operating subsidiaries of UGI were spun-off

2001
Patterson Energy and UTI Energy merged to form **Patterson-UTI Energy Inc.**

Who We Are: An Oilfield Services Leader

PATTERSON-UTI DRILLING COMPANY LLC

DRILLING

High quality fleet of land drilling rigs, including 198 APEX® class rigs

Leader in alternative fuel technology, including natural gas fueled drilling rigs

UNIVERSAL

PRESSURE PUMPING

Strong reputation for regional knowledge and efficient operations

Dual fuel pressure pumping spreads that help to reduce fuel consumption and emissions

MS Directional

DIRECTIONAL

Founded in 1980, MS Directional offers a comprehensive suite of directional drilling services including directional drilling, downhole performance motors, directional surveying, measurement while drilling ("MWD"), and wireline steering tools.

great plains OILFIELD RENTAL

RENTALS

Leading position in underbalanced drilling air compression equipment in the Northeast United States

Surface equipment support packages including fit-for-purpose drilling mud storage systems, acid tanks and wellsite containment

WARRIOR

TECHNOLOGY

Designs, manufactures and services high-spec rig components and pipe handling equipment that provide efficiency, safety and serviceability

Superior QC

ANALYSIS

Advanced drilling analytic software improves the accuracy of horizontal wellbore placement

CURRENT POWER

POWER

Provides electrical equipment, automation software and field support to drilling and pressure pumping companies within the energy industry

Revenue[1] %	55%	32%	8%	5%
	CONTACT DRILLING	PRESSURE PUMPING	DIRECTIONAL DRILLING	OTHER

[1] Patterson-UTI reported revenue for the three months ended March 31, 2021.

PTEN has the Expertise for Automation and Remote Operations


APEX RIGS

RIG AUTOMATION

APEX RIGS® | CORTEX® | PTEN+ | CURRENT POWER

REMOTE OPERATIONS

CORTEX® | PTEN+ | MS Directional™ | Superior QC™


PTEN
Superior QC
PATTERSON-UTI
MS Directional
PATTERSON-UTI

DIRECTIONAL DRILLING AUTOMATION

MS Directional™ | Superior QC™ | PTEN+



Drilling the Most Complex Wells


West(-)/East(+) (400 usft/in)
South(-)/North(+) (400 usft/in)
Exit Completion Line- MD
Drilling Hard Line
Completion Line
80° Inclination- MD
Re-enter Completion Line- MD
Completion Line
Drilling Hard Line
200' as-drilled offset
Projection to TD- MD

10,000' U-Shaped Lateral

Using Patterson-UTI's

- APEX® rig
- MS Directional well planning, motors and MWD
- Superior QC HiFi Nav™ well placement

Turned the wellbore 180° in the middle of the lateral and then continued to drill, all without high-cost rotary steerable systems

Financial Strength In 2020



- Protected liquidity
  - Increased the cash balance by more than $50 million during 2020, ending 2020 at $225 million, while reducing gross debt
  - Extended revolver to 2025 with $600 million available through 2024 and $550 million available in 2025
- Reduced debt in 2020 by $66.2 million to $909 million; $684 million net debt
  - $50 million o/s under term loan due 2022
  - $510 million senior notes due 2028
  - $349 million senior notes due 2029
- Credit Ratings
  - S&P: BB+
  - Moody's: Baa3

First Quarter 2021 Summary



- First quarter 2021 revenues and adjusted EBITDA increased sequentially and exceeded our expectations despite challenges from the extreme winter storm in the southwest
- Our average rig count for the first quarter improved to 69 rigs from 62 rigs in the fourth quarter and ended the first quarter at 71 rigs
- Average rig margin per day exceeded our expectation due to a combination of higher than expected revenues and lower than expected costs
- Pressure pumping results were significantly impacted by downtime primarily associated with the winter storm and the mobilization of a spread from the northeast to Texas
- Directional drilling revenues for the first quarter improved to $19.7 million and the gross margin improved to $3 million
- Approximately $150 million projected capital expenditures for 2021

Patterson-UTI Energy Drilling and Completion Activity



Patterson-UTI Rig Count and Frac Spread Count by Quarter
Average Rig Count
Average Frac Spread Count
200
180
160
140
120
100
80
60
40
20
0
Average Rig Count
20
18
16
14
12
10
8
6
4
2
0
Average Frac Spread Count
1Q19
2Q19
3Q19
4Q19
1Q20
2Q20
3Q20
4Q20
1Q21

PATTERSON-UTI ENERGY INC.

Agreement to Acquire Pioneer Energy Services

- On July 6th, 2021, Patterson-UTI announced an agreement to acquire Pioneer Energy Services [1]
- Total consideration, including retirement of Pioneer debt is approximately $295 million[2], comprised of
  - Up to 26,275,000 shares of Patterson-UTI common stock
  - $30 million of cash
- Expected to close in the fourth quarter of 2021, subject to
  - Regulatory approvals
  - Customary closing conditions and
  - The approval of Pioneer Energy Services' stockholders

[1] Description qualified in its entirety by the Patterson-UTI Current Report filed on Form 8-K with the SEC on July 6th, 2021
[2] Based on closing price of July 2nd, 2021

Strategic Rationale


901

- Adds 16 super-spec drilling rigs to Patterson-UTI's current fleet of 150 super-spec drilling rigs in the United States
- Expands Patterson-UTI's geographic footprint with the addition of eight pad-capable rigs in Colombia
- Expected to be accretive to cash flow per share and adjusted EBITDA per share
- Complements Patterson-UTI's current customer base
- Allows Patterson-UTI to accelerate its super-spec rig count growth into a market with improving demand
- Enhances Patterson-UTI's focus on reduced emissions, with additional rigs capable of using natural gas as a primary fuel source

What's Next



- Business "as usual" for Patterson-UTI and for Pioneer until closing
- Please be patient as we work to close, expected in Q4
- No sharing of market or competitive information
- Patterson-UTI teams will begin to meet with Pioneer teams to better understand businesses (Drilling, Wireline and Service Rigs) and organizational groups (HR, Finance, Accounting, Legal, IT, etc.) within Pioneer
- After closing, plan is for Pioneer employees to:
  - Stay on current payroll and health benefits until end of year
  - Transition to Patterson-UTI payroll and benefits in 2022
- Please continue to work safely and efficiently, exceeding customer expectations
- We will continue to keep you informed

PATTERSON-UTI

